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                          November 28, 2023

       Jennifer K. Simpson
       Chief Executive Officer
       Panbela Therapeutics, Inc.
       712 Vista Blvd, Suite 305
       Waconia, MN 55387

                                                        Re: Panbela
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 22,
2023
                                                            File No. 333-275733

       Dear Jennifer K. Simpson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joshua L. Colburn, Esq.